Exhibit 14.1

Policy:	Code of Business Conduct and Ethics

Last Revision Date:

Most Recently Reviewed/ Approved Date:	April 28, 2025

LCNB Corp. Code of Business Conduct and Ethics Policy

Policy Statement

The Board of Directors of LCNB Corp. ("LCNB") has developed and adopted this Code of Business Conduct and Ethics (the "Code"). The Code is a general outline of the standards by which all directors, officers and employees ("employee") of LCNB should conduct themselves. The purpose of this Code is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports; and to promote compliance with all applicable laws, rules and regulations that apply to LCNB

The Code is not intended to cover every applicable law or provide answers to all questions that might arise but it is an integral part of the policies and procedures governing all of us at LCNB. The Code reflects general principles to guide employees in making ethical decisions and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts LCNB from taking disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document. Additionally, the Code is not intended to and does not in any way constitute an employment contract or assurance of continued employment and does not create any rights in any director, officer, employee, client, supplier, competitor, shareholder or any other person or entity.

Honest and Ethical Conduct

LCNB and each of its associates must conduct their affairs with uncompromising honesty and integrity. In order to maintain the highest degree of integrity in the conduct of the LCNB's business, conflicts of interest must be avoided.

A "conflict of interest" occurs when a director, officer or employee has any duties or interests, whether professional or personal, that are mutually incompatible and may conflict with the proper and impartial fulfillment of those duties, responsibilities or obligations. In particular, a director, officer or employee must never use or attempt to use his or her position at LCNB to obtain any improper personal benefit for himself or herself, or for any other person.

All directors, officers and employees are obligated to disclose all the facts in any situation where a conflict of interest may arise. Those who knowingly fail to disclose conflicts of interest are subject to discipline, up to and including dismissal.

LCNB National Bank

This code of ethics prohibits any employee, officer, director or attorney of the Bank from:

A.	Soliciting for himself or for a third party (other than the Bank itself) anything of value from anyone in return for any business, service or confidential information of the Bank; and
B.

Accepting anything of value (other than bona fide salary, wages, fees, or other compensation paid in the usual course of business) from anyone in connection with the Bank either before or after a transaction is discussed or consummated.

If you are offered or receive something of value beyond what is authorized in this code, you should disclose that fact in writing to the LCNB Board of Directors Audit Committee. It is important to note that individuals cannot avoid the prohibitions of the Bank Bribery Statue by simply reporting to management the acceptance of various gifts, but the reporting of same is a requirement of the code.

The Federal Bribery Law (18USC 215) is very restrictive in its prohibitions and all employees need to be aware of the letter of the law. *

*Approval by LCNB of a material departure from the Code or LCNB's failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to the Chairman of the LCNB Audit Committee.

Disclosure

Public disclosure of the entire Code and any subsequent changes to the Code are required. This disclosure can be found at LCNB's web site www.lcnb.com. In addition, any waiver1 of the Code for officers or directors can be made only by the Board of Directors and must be promptly filed and/or disclosed to the shareholders, along with the reasons for the waiver. Disclosure of waiver to shareholders should be made in LCNB's regular public filings, not later than the next periodic report.

Directors, officers and employees who are involved in the process of preparing the periodic reports are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable. Financial activities must be recorded in compliance with all applicable laws and accounting practices. Knowingly making false, misleading or incomplete entries, records or documentation is strictly prohibited. An employee will be considered to have knowingly made false, misleading or incomplete entries, records or documentation if he or she knowingly makes, or permits or directs another to make, materially false, misleading or incomplete entries in LCNB's financial statements or records; (ii) fails to correct materially false, misleading or incomplete financial statements or records; (iii) signs, or permits another to sign, a document containing materially false, misleading or incomplete information, or (iv) falsely responds, or fails to respond, to specific inquiries of the LCNB's independent auditors.

Compliance

It is LCNB's policy to conduct business in a responsible and ethical manner. As such, LCNB complies with all laws, rules and governmental regulations that are applicable to its activities and expects that all directors, officers and employees acting on behalf of LCNB will obey the law. If an employee suspects that a situation violates any applicable law, rule of regulation or this Code of Ethics, he or she is to report that situation as per the guidelines in Section V.

Enforcement of the Code

All directors, officers and employees are required to certify in writing that they have reviewed the Code, are familiar with its terms and will abide the policies contained within.

Directors, officers and employees shall report any known or suspected violation of laws, rules or regulations or of this Code to LCNB's Board of Directors Audit Committee. Directors, officers and employees may report any violations to the Audit Committee by following the link  "report it" that is available in the LCNB intranet website or is available on the internet at www.reportit.net. In addition, a toll-free number 1-877-778-5463 may be called to report a violation. LCNB will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation.

The Audit Committee will investigate all reported violations and will oversee an appropriate response, including corrective action and preventative measures. Violation of any laws, rules or regulations or this Code will face appropriate, case specific, disciplinary actions, which may include demotion or discharge.

Code of Business Conduct and Ethics Policy (Corp.)

Approved:  April 28, 2025